UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Presentation to Extractive Industries
Transparency Initiative (EITI) Conference

Kinshasa 11 / 12th May 2005

The EITI
Perspectives of the International Mining Industry

Mining Developments in the DRC

The Importance of Foreign Direct Investment

The Governance Issue – its importance to the Industry

The Role of the EITI

The Kolwezi Mining Project as a case study

International Mining Developments in the DRC

Adastra Minerals

Metorex

Anvil Mining

De Beers

Banro Corporation

BHP-Billiton

EGMF

Moto Goldmines

KMT

First Quantum

Phelps Dodge

Tenke Mining

Kinross Copper

Anglogold Ashanti

BSG/DGI

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Exploration

To be determined

To be determined

Anglogold Ashanti

Kilo Project

Feasibility

To be determined

To be determined

BSG

DGI

KOV

Feasibility study
and financing

+/- $40 mn

8.000 Cu

1.200 Co

Metorex

Ruashi

Production

$120 mn

4-5.000 Co

OMG

EGMF

Big Hill

Exploration

To be determined

To be determined

Moto Goldmines

Moto Concession

Exploration

To be determined

To be determined

Banro

Twangania

Feasibility

To be determined

To be determined

Anvil Mining

Mutoshi

Production

$11 mn

20.000 Cu

1 mn ozs Ag

Anvil Mining

Dikulushi

Production

$20 mn

35.000 Cu

First Quantum

Lonshi

Feasibility

$175 mn

3.000 Co

30.000 Cu

Phelps Dodge

Tenke Mining

Tenke Fungurume

Feasibility study
and financing

+/- $340 mn

5.500 Co

30.000 Cu

Adastra

Kolwezi Tailings

Status

Capital Cost

Production

Partners

Project

International Mining Developments in the DRC

Foreign Direct Investment

Future economic growth in the DRC will be dependent upon
private sector investment, most of which will need to come from overseas.

FDI requires

Peace and stability

Rule of law

Good governance including both Transparency &
Accountability

“without a high level of transparency, accountability is well nigh impossible”

           Rio Tinto,

           EITI  Conference, London 2005

Establishing a Climate for Investment

   The DRC Government has committed itself to promote

           “an environment conducive to private sector-led growth”

   So far considerable progress has been made in its

concluding an agreement to end the continental conflict and
create a Transitional Government of national unity

setting a timetable for democratic elections

establishing macro-economic stability leading to the renewal of economic growth

promulgating the New Mining Code to provide a robust legal
framework

restructuring public enterprises

developing  the Code of Ethics and Good Conduct

adherence to Kimberley Process

A Commitment to Good Governance

“The Government will intensify efforts
to promote good governance and
transparency in the conduct of public
affairs at the level of Central
Government, the national institutions,
the public enterprises and the eleven
provinces of the DRC.”

                                President Joseph Kabila

                                Statement to the IMF - 2004

The DRC’s Commitment to the EITI

“….the DRC has adopted the Lancaster
House principle of 17 June 2003, which is
at the core of the EITI.”

“….our government has taken important
decisions with a view to reawaken
mechanisms of control and to ensure a
better management of public
expenditures.”

                 Vice President Jean-Pierre Bemba

                             London, March 2005

Pressures on Mining Companies

Mining
Companies

Greater

Transparency

NGOs/Civil Society

Regulatory Agencies

Press

IFIs

Governments

        Political & Public

             Pressures

     Commercial Pressures

Shareholders

Commercial Banks

(Equator Principles)

Bilateral &

Multilateral Agencies

Customers

Suppliers

Good Governance and Transparency is
Sound Business Sense

But the adherence to good governance and transparency is not just the result of external pressures – it makes good business sense for management by

reducing operational and political risks

leading to a higher stock market valuation by risk reduction encouraging greater support from institutional investors

widening the access to investment and lending agencies

and lowering the cost of debt and equity capital

A Fine Balance for the Mining Industry

Encouraging Good
Governance

Avoiding

Over Prescription

Encouraging good governance without being over-prescriptive

Supporting transparency of budget preparation and execution

Bolstering the sound management of public expenditure

Supporting transparency in sub-national redistribution of
mineral revenues where this is legally prescribed

EITI Objectives

EITI – aims directly at underpinning an environment of good
governance by

helping to engender trust and dialogue between all
stakeholders in mining revenues

encouraging missing transparency and accountability with
respect to government natural resource revenues

helping to eradicate bribery and corruption

supporting better governmental financial management

reducing opportunity for misappropriation of revenues

ensuring legitimate regional reallocation of resource
revenues

The EITI - The Dynamics

Government

Industry

Civil Society

The IFIs

Accountability

Developing dialogue and trust
between all the stakeholders

EITI – How it works

Publication of all payments made by oil, gas and mining
companies to governments and quasi-governmental bodies

       “say what you pay”

Publication of all revenues received by governments and
quasi-governments bodies from oil, gas and mining
companies

       “say what you get”

Payments and revenues to be subject to provision
independent and professional audit carried out to
international standards

Reconciliation by credible independent administrator

EITI – Proper Implementation is Crucial

For it to succeed

It must apply to all companies – there is the need for a level playing field

International companies

Congolese companies

Parastatals - namely Gécamines, MIBA and SNEL

It must be driven by the DRC government supported by IFIs with

Reasonable targets

An achievable timetable for delivery

A realistic analysis of capacity constraints

There must be the active involvement of civil society and NGOs

The Kolwezi Tailings Project

A Case Study

The Kolwezi Tailings -A Résumé

A $300 million cobalt copper project - one of largest mining projects in Africa

Income to DRC of $3,6 bn over 53 years -  equal to $5,7 mn per month

Annual export revenues of some $180 million

Substantial employment and regeneration in Kolwezi region

Largest foreign direct investment in DRC

Enormous positive social impact for DRC from April 2006 by employing more than 1500 people

Generates some $240 million to Katanga and Kolwezi region over project life

First major project under new mining code and Transitional Government–
strong message of confidence to international investors

CMD has already committed >$35 million of expenditures to this project

Potential investment in project by International Finance Corporation (7.5%)
and Industrial Development Corporation of South Africa (10%)

Kolwezi - Current Ownership Structure

KMT

CMD

Gécamines

  100%

82.5%

12.5%

GDRC

5%

Adastra

Kolwezi - Potential Ownership Structure

KMT

CMD

Gécamines

  100%

IDC

65.0%

12.5%

10.0%

GDRC

5.0%

Adastra

IFC

7.5%

Legend

IDC – Industrial Development Corporation of South Africa

IFC – International Finance Corporation

Based on a life of 53 years with  an annual production of
30.000 t of copper and 5.500 t of cobalt and prices
estimated at $0,90/lb for copper and $10/lb cobalt

Total

Revenue

$9,1 bn

Value of the Tailings

Based on a life of 53 years with  an annual production of
30.000 t of copper and 5.500 t of cobalt and prices
estimated at $0,90/lb for copper and $10/lb cobalt

Capex $300 mn

Sustaining Capex

$180 mn

Taxes & Royalties

$2,1 bn

Total

Revenue

$9,1 bn

Operating
Costs

$3,2 bn

Dividends

$3,3 bn

Value of the Tailings

Based on a life of 53 years with  an annual production of
30.000 t of copper and 5.500 t of cobalt and prices
estimated at $0,90/lb for copper and $10/lb cobalt

Capex $300 mn

Sustaining Capex

$180 mn

Taxes & Royalties

$2,1 bn

CMD

Total

Revenue

$9,1 bn

Operating
Costs

$3,2 bn

Dividends

$3,3 bn

DRC

Government &

Gécamines

$2,6 bn

DRC

Component

$1,0 bn

CMD

$2,8 bn

DRC Component  $ 54 mn

Value of the Tailings

Total

Revenue

$9,1 bn

Estimated Revenues to the DRC

Import Tax

Royalties (2%)

     Central Government (60%)

      Katanga (25%)

      Kolwezi Township (15%)

Export Tax (1%)

Corporation Tax (30%)

Dividends

Withholding Tax

$28 m

$183 m

$110m

$46m

$27m

$93 m

$1500 m

$155 m

$311 m

Government of DRC

$15 m

$323 m

Acquisition costs

Dividends

Gécamines

Estimated total revenues to GDRC over
life of project = $2.6 billion

Macroeconomic Effects

83%

5,5

6,6

Production of Cobalt – (000 tons)

144%

30,0

20,8

Production of Copper – (000 tons)

12.5%

180

1.440

Exports – (US$m)

Growth

Kolwezi

2004

Issues for KMT

The project will generate considerable revenues to
Government and its parastatals (Gécamines and SNEL)
over its operating life of 50+ years

A substantial proportion of these revenues legally accrue to
Katanga and Kolwezi

Adastra is required to commit to the EITI as a condition of
IFC and IDC investment in the project

Lending banks will require adherence to EITI as a condition
for lending

Notice has been given to the KMT Board of the intention to
commit to the EITI.

Accordingly all payments to Government and parastatals
will be published

Remember

Signing up for the EITI is the easy bit

Putting it into practice will be much tougher and require
considerable commitment by Government

BUT there are organisations who are ready to assist

World Bank

The British Government

International mining industry (International Council on
Mining & Metals)

Disclaimer

                          The information contained in this presentation has been prepared by Adastra Minerals Inc. (the "Company").  It has not been independently verified and is subject to updating, revision and further amendment.  It does not purport to contain all information that a prospective investor may require. It is only presented to persons to whom the presentation may be made without contravening the financial promotion prohibition in Section 21 of the Financial Services and Markets Act 2000 (“the FSMA”).  Those persons are described in the
Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 ("Order") and includes persons who have professional experience in matters relating to investments and who
fall within the category of person set out in Article 19 (investment professionals) of the Order.    Any other person who by mistake attends this presentation should not rely or act upon it.
By attending this presentation, the attendees represent and warrant that they are a person to whom the presentation may be made without contravention of Section 21 of the FSMA.

                          This presentation has not been approved by an authorised person as is required by Section 21 of the FSMA and therefore it will only be distributed in accordance with an exemption to Section 21 of the FSMA. No securities or similar regulatory authority in Canada or the United States of America has in any way passed on any of the information presented herewith.

                          While the information contained herein has been prepared in good faith, neither the Company nor any of its shareholders, directors, officers, agents, employees or advisers give, has given or has authority to give, any representations or warranties (express or implied) as to, or in relation to, the accuracy, reliability or completeness of the information in this presentation, or any revision thereof, or of any other written or oral information made or to be made available to any interested party or its advisers (all such information being referred to as "Information") and liability therefore is expressly disclaimed.  Accordingly, neither the Company nor any of its shareholders, directors, officers, agents, employees or advisers take any responsibility for, or will accept any liability in respect of, the accuracy or completeness of the Information or for any of the opinions contained herein or for any errors, omissions or misstatements or for any loss, howsoever arising, from the use of this presentation.

                          While every effort has been made to ensure that the Information complies with the requirements of Canadian Securities Administrators’ National Instrument 43-101,
“Standards of Disclosure for Mineral Projects (“43-101”), additional information as required for written disclosures by 43-101, including Technical Reports, the Company’s Annual Report on Form 20-F filed in Canada as an Annual Information Form, News Releases and Material Change Reports, can be found in documents filed on the Canadian Securities
Administrators’ SEDAR website (www.sedar.com).

                          Neither this presentation nor any part of its contents is to be taken as any form of commitment on the part of the Company to proceed with any transaction and the right is reserved to terminate any discussions or negotiations with any prospective investors. The Company is not responsible for any costs, losses or expenses incurred in connection with any appraisal or investigation of the Company. The Company does not undertake or agree to any obligation to provide the recipient with access to any additional information or to update this presentation or to correct any inaccuracies in, or omissions from, this presentation which may become apparent.

                          This presentation should not be considered as the giving of investment advice by the Company or its shareholders, directors, officers, agents, employees or advisers.  Each party who attends this presentation must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.  In particular, any estimates or projections or opinions contained herein necessarily involve significant elements of subjective judgement, analysis and assumptions and each recipient should satisfy itself in relation to such matters.

                          This presentation has been presented for informational purposes only and does not constitute or form a part of, and should not be construed as, an offer to sell or invitation to purchase securities of the Company and should not be relied on in connection with a decision to purchase any such securities.   Neither this presentation, nor any of the
Information forms part of, or may be relied on in connection with, any contract or commitment involving the Company. Any decision to purchase securities from the Company should be taken on the basis of information contained in a prospectus or other offering document that may be issued in connection with any such offering of securities by the Company.

                          No prospectus has been registered in the United Kingdom or elsewhere and no offer is being made in the United Kingdom in circumstances which would require a prospectus to have been registered in the United Kingdom under the Public Offers of Securities Regulations 1995.

                          This presentation may contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things, the Company’s plans for its properties or property interests, and the Company’s plans for future growth, future debt and equity financings, and resource estimates and economic projections.  “Forward-looking statements” are any statements that express, or involve discussions with respect to, predictions, expectations, plans, projections, objectives, assumptions or future events or performance.

                          Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that the results of future exploration, development or mining will not be consistent with the Company’s expectations, due to unanticipated difficulties, including reduced metal recoveries, accidents, equipment breakdowns, labour disputes, deficiencies in feasibility studies, political risks involving the Company’s operations in Democratic Republic of Congo,Angola and Zambia, and the policies of other nations, or agencies, in respect of those countries, other unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

                          Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made.  The Company does not undertake to update forward-looking statements if management’s beliefs, estimates or opinions or other circumstances should change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	May 24, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director